UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

EUROCAN HOLDINGS LTD.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

29872U 107

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 29872U 107

1.	Names of Reporting Persons		Building 400 Ltd.

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		WC

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		United Kingdom

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,200,000 (1)

	8.	Shared voting power	0

	9.	Sole dispositive power	20,200,000 (1)

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		20,200,000 (1)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		61.4% (2)

14.	Type of reporting person*		CO

(1) Calculated based upon 12,710,000 shares of the Issuer’s common stock outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

SCHEDULE 13-D

CUSIP No. 29872U 107

1.	Names of Reporting Persons		Jules Benkert

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		AF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		United Kingdom

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,200,000 (3)

	8.	Shared voting power	Nil

	9.	Sole dispositive power	20,200,000 (3)

	10.	Shared dispositive power	Nil

11.	Aggregate amount beneficially owned by each reporting person		20,200,000 (3)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		61.4% (4)

14.	Type of reporting person*		IN

(2) Calculated based upon 12,710,000 shares of the Issuer’s common stock outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. Mr. Benkert is the sole director of Building 400 Ltd. Mr. Benkert disclaims beneficial ownership with respect to the Shares.

Explanatory Note:

Explanatory Note:  This Amendment No.2 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on October 22, 2013, as amended by Amendment No. 1 to Schedule 13D, filed on October 29, 2013, by the Reporting Persons (the “Schedule 13D”), with respect to shares of the common stock, par value $0.0001 of the Issuer beneficially owned by the Reporting Persons.

All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

This Amendment No. 2 is being filed by the Reporting Persons to amend Items 3 and 5 for purposes of reporting certain transactions in the Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 18, 2013, the Reporting Persons acquired an unsecured convertible debenture in the principal amount of $202,000 from the Issuer (the “Debenture”). The Debenture matures on December 31, 2013 and bears interest at 5% per annum, payable on the maturity date. The debt and accrued interest secured by the Debenture is convertible at any time by the holder into shares of Common Stock at a conversion rate of $0.01 per share. All of the funds used to acquire the debt secured by the Debenture came from the working capital of the Reporting Persons.

On November 9, 2013, Building 400 Ltd., one of the the Reporting Persons, delivered notice of its exercise right to convert $202,000 in debt secured by the Debenture into 20,200,000 shares of the Common Stock (the “Conversion Shares”). The issuance of the Shares was duly approved by resolution of the Registrant’s Board of Directors on November 12, 2013. The Shares were issued on November 13, 2013, in a transaction that was exempt from registration under section 4(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may each be deemed the beneficial owner of the Conversion Shares, which would constitute 61.4% of the Common Stock, based on 12,710,000 shares of Common Stock outstanding as at October 31, 2013, as disclosed by the Issuer in a Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013. Except as disclosed in this Item 5, neither of the Reporting Persons beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

As of the date of this Schedule 13D, each of the Reporting Persons may be deemed to have the right to vote or to direct the vote or to dispose or direct the disposition of all the Conversion Shares. Mr. Benkert disclaims beneficial ownership with respect to the Conversion Shares and declares that the filing of this statement shall not be construed as an admission that Mr. Benkert is, for the purposes of section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any shares of Common Stock.

Neither of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2013

BUILDING 400 LTD.

/s/ Jules Benkert

Jules Benkert

Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).